SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Carlyle Golf, Inc.
                                (Name of Issuer)

                       Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                    143083103
                                 (Cusip Number)

                                  Kevin G. Levy
                           201 Main Street, Suite 2500
                             Fort Worth, Texas 76102
                                 (817) 332-2500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,050,549 which constitutes approximately 17.4% of the 6,045,056 shares deemed outstanding pursuant to Rule 13d-3(d)(1).
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

1.   Name of Reporting Person:

     Star Point Enterprises, Inc.

2.   Check the Appropriate Box if Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:    See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  322,375  (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:     -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  322,375  (1)
Person
With
               10.  Shared Dispositive Power:     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    322,375

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):    6.1%  (2)

14.  Type of Reporting Person:     CO

----------
(1)  Power is exercised through its President, Laurence H. Anton.
(2) Based on the total number of outstanding shares of Common Stock of the Issuer as reported in the Issuer's most recent filing on Form 10-KSB (5,316,882).

1.   Name of Reporting Person:

     Laurence H. Anton

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:  See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  322,375 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:  -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  322,375 (1)
Person
With
                    10.  Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     660,759 (1)(2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):  11.7% (4)

14.  Type of Reporting Person:  IN

----------
(1) Solely in his capacity as the President of Star Point Enterprises, Inc. with respect to 322,375 shares.
(2) Includes 200,000 shares issuable upon exercise of options granted to Mr. Anton pursuant to the Stock Option Agreement further described in Items 3 and 6.
(3) Includes 345,959 shares of Preferred Stock that are convertible into 138,384 shares of Common Stock on or after January 25, 1998 owned by the Shirley Anton Ten-Year Grit Trust of which Mr. Anton serves as trustee.

(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,665,266 shares of the Stock outstanding.
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

1.   Name of Reporting Person:

     Shirley Anton Ten-Year Grit Trust

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:    See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:     -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power:     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     138,384  (1)

12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):    2.5% (2)

14.  Type of Reporting Person:     OO

----------
(1) Represents 345,959 shares of Preferred Stock that are convertible into 138,384 shares of Common Stock on or after January 25, 1998.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,455,266 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Shirley G. Anton

2.   Check the Appropriate box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:    See Item 3

5. Check box if the Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:     -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power:     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     308,774 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):    5.5% (2)


14.  Type of Reporting Person:     IN

----------
(1) Represents 771,934 shares of Preferred Stock that are convertible into 308,774 shares of Common Stock on or after January 25, 1998.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,625,656 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Charles Anton

2.   Check the Appropriate Box if a Member of a Group:

                                        (a)  /   /

                                        (b)  / x /

3.   SEC Use Only

4.   Source of Funds:    See Item 3

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                             /   /

6.   Citizenship or Place of Organization:   Texas

               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:     -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power:     -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     81,016 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                             /   /

13.  Percent of Class Represented by Amount in Row (11):    1.5% (2)


14.  Type of Reporting Person:     IN

----------
(1) Represents 202,539 shares of Preferred Stock that are convertible into 81,016 shares of Common Stock on or after January 25, 1998.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 5,397,898 shares of Stock outstanding.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 24, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $.001 per share, of Carlyle Golf, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     No Material Change.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Star Point Enterprises, Inc. ("Star Point"), Laurence H. Anton ("L. Anton"), the Shirley Anton Ten-Year Grit Trust ("S. Anton Trust"), Shirley G. Anton ("S. Anton") and Charles Anton ("C. Anton"). Star Point, L. Anton, the
S. Anton Trust, S. Anton and C. Anton are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b)-(c)

     STAR POINT

     Star Point is a Texas corporation. Following the sale described in Items 3 and 6, Star Point has not been transacting business. The principal business address of Star Point, which also serves as its principal office, is 8314 White Settlement Road, Fort Worth, Texas 76108. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Star Point are as follows:

                       RESIDENCE OR          PRINCIPAL OCCUPATION
  NAME                BUSINESS ADDRESS          OR EMPLOYMENT

L. Anton            See answer below              See answer below

Harriet Anton       1315 Shady Oaks Lane          Not employed
                    Fort Worth, Texas 76107






L. ANTON

     L. Anton's principal occupation or employment is serving as the President of Pro Line Western. L. Anton's principal business address is 8314 White Settlement Road, Fort Worth, Texas 76108. The principal business of Pro Line Western is marketing services. The principal business address of Pro Line Western, which also serves as its principal office, is 8314 White Settlement Road, Fort Worth, Texas 76108.


     S. ANTON TRUST

     The S. Anton Trust is an irrevocable trust organized under the laws of the state of Texas. The principal business address of the S. Anton Trust, which also serves as its principal office, is 3912 Ann Arbor Court, Fort Worth, Texas 76109. The trustee is L. Anton.

     S. ANTON

     S. Anton's principal address is 3912 Ann Arbor Court, Fort Worth, Texas 76109. S. Anton is not employed.

     C. ANTON

     C. Anton's principal address is 3912 Ann Arbor Court, Fort Worth, Texas 76109. C. Anton is not employed.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby partially amended by adding at the end thereof the following:

     Pursuant to the Debt Conversion and Registration Rights Agreement by and among the Issuer, L. Anton, the S. Anton Trust, S. Anton and C. Anton dated effective as of December 31, 1996 (the "Debt Conversion Agreement"), certain of the Reporting Persons agreed to the conversion of an aggregate amount of $976,489 of indebtedness owed to them by Star Point, which was assumed by the Issuer, into 976,489 shares of Preferred Stock. The Preferred Stock is convertible at any time on or after January 25, 1998 into shares of Common Stock at a rate of $1.00 per share divided by a conversion rate of $2.50. If the Reporting Persons should decide to convert the Preferred Stock, the total amount of Common Stock available upon such a conversion would be 390,596 shares.

     Pursuant to the Asset Purchase Agreement by and among the Issuer, Star Point, and L. Anton dated as of December 31, 1996, L. Anton, together with S. Anton, sold a building in which Star Point conducted its business operations to the Issuer for a purchase price of $567,364, consisting of a secured promissory note in the original principal amount of $233,421 and the issuance of 343,943 shares of Preferred Stock of the Issuer. Should L. Anton and S. Anton decide to convert such shares, the total amount of Common Stock available upon such a conversion would be 137,577 shares.

ITEM 4.   PURPOSE OF TRANSACTION.

     No material change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     STAR POINT

     The aggregate number of shares of the Common Stock that Star Point owns beneficially, pursuant to Rule 13d-3 of the Act, is 322,375, which constitutes approximately 6.1% of the outstanding shares of the Common Stock.

     L. ANTON

     Because of his position as the President of Star Point, as the Trustee of the S. Anton Trust and his individual ownership of options to purchase 200,000 shares of Common Stock, L. Anton may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 660,759 shares of the Common Stock, which constitutes approximately 11.7% of the 5,655,266 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     S. ANTON TRUST

     The aggregate number of shares of Common Stock that the S. Anton Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 138,384, which constitutes approximately 2.5% of the 5,455,266 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     S. ANTON

     The aggregate number of shares that S. Anton owns beneficially, pursuant to Rule 13d-3 of the Act, is 308,774, which constitutes approximately 5.5% of the 5,625,656 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     C. ANTON

     The aggregate number of shares that C. Anton owns beneficially, pursuant to Rule 13d-3 of the Act, is 81,016 , which constitutes approximately 1.5% of the 5,397,898 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     To the best of the knowledge of each of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock other than as set forth above.

     (b)

     STAR POINT

     Acting through L. Anton, its President, Star Point has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 322,375 shares of the Common Stock.

     L. ANTON

     In his capacity as the President of Star Point, L. Anton has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 322,375 shares of the Common Stock.

     S. ANTON TRUST

     The S. Anton Trust has no sole or shared power to vote or direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

     S. ANTON

     In her capacity life tenant, S. Anton has no sole or shared power to vote or direct the vote or to dispose or direct the disposition of any shares of the Common Stock.

     C. ANTON

     In his individual capacity, C. Anton has no sole or shared power to vote or direct the vote or to dispose or direct the disposition of any shares of the Common Stock.

     (c) None of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.




ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii) filed herewith.

Exhibit 10.1 -- Asset Purchase Agreement (previously filed).

Exhibit 10.2 -- Debt Conversion Agreement (previously filed).

Exhibit 10.3 -- Amendment and Waiver (previously filed).

Exhibit 10.4 -- Consulting Agreement (previously filed).

Exhibit 10.5 -- Stock Option Agreement (previously filed).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:   November 26, 1997

                                   STAR POINT ENTERPRISES, INC.


                                   By: /s/ Laurence H. Anton, President
                                           Laurence H. Anton, President


                                   /s/ Laurence H. Anton
                                       LAURENCE H. ANTON



                      SHIRLEY ANTON TEN-YEAR GRIT TRUST


                      By: /s/ Laurence H. Anton
                              Laurence H. Anton, Trustee


                          /s/ Shirley G. Anton
                              SHIRLEY G. ANTON


                                   /s/ Charles Anton
                                       CHARLES ANTON

                              EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii) filed herewith.

10.1                Asset Purchase Agreement, previously filed.

10.2                Debt Conversion Agreement, previously filed.

10.3                Amendment and Waiver, previously filed.

10.4                Consulting Agreement, previously filed.

10.5                Stock Option Agreement, previously filed.